

----------------------------------------------------------------------------------------------------------------------------------
1.Name and Address of Reporting | 2.Issuer Name and Ticker         | 4.Statement for Month/Year| 6. Relationship of Reporting     |
  Person                        |   Trading Symbol                 |                           |    Person to Issuer (Check all   |
                                |    SGI International (SGII)      |    May   1999             |    (Applicable)                  |
Norman A. Grant                 |----------------------------------|---------------------------| _______________________________  |
1200 Prospect Street, Suite 325 |3.IRS or Social Security Number   |5. If Amendment, Date of   |  x  Director        __ 10% owner |
La Jolla, Ca  92037             |  of Reporting Person (Voluntary) |   Original (Month/Year)   |  __ Officer         __ Other     |
                                |                                  |                           |(give title above) (specify above)|
--------------------------------|----------------------------------|---------------------------|----------------------------------|
                                |Table I - Non Derivative Securities Acquired, Disposed of, or Benefically Owned                  |
--------------------------------|-------------------------------------------------------------------------------------------------|
1. Title of Security (Instr. 3) |2.Trans-  |3.Trans-    |4.Securitie Acquired (A)         |5.Amount of   |6.Owner-   |7.Nature    |
                                |  action  |  action    |  or Disposed of (D)             | Securities   |   ship    |  of In-    |
                                |  Date    |  Code      |  (Instr. 3,4 and 5)             | Beneficially |   Form:   |  direct    |
                                |  (Month/ |  (Instr.8) |                                 | Owned at     |  Direct   |  Bene-     |
                                |  Day/    |------------|---------------------------------| End of       |(D)or(I)   |  ficial    |
                                |  Year    | Code | V   |  Amount | (A) or (D)  |  Price  | Instr. 3 & 4 |Indirect   |  Ownership |
                                |          |      |     |         |             |         |              |(Instr.4)  |  (Instr.4) |
                                |          |      |     |         |             |         |              |           |            |
--------------------------------|----------|------|-----|---------|-------------|---------|------------- |-----------|------------|
Common Stock Previously Reported| N/A      | N/A  | N/A |   N/A   |   N/A       |   N/A   |    55,800    |    D      |   N/A      |
--------------------------------|----------|------|-----|---------|-------------|---------|--------------|-----------|------------|
                                |          |      |     |         |             |         |              |           |            |
--------------------------------|----------|------|-----|---------|-------------|---------|------------- |-----------|------------|


Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned

-----------------------------------------------------------------------------------------------------------------------------------
1.Title of   |2.Conver- | 3.Trans- |4. Trans-|5.Number of |6.Date Exer- |7.Title and Amount |8.Price |9.Number|10.Owner- | 11.Num-|
  Derivative |  sion or |   action |   action|  Derivative|  cisable and|  Underlying Secur-| of Der-| of Der-| ship Form|  ber of|
  Security   | Exercise |     date |   code  |  Securities|  Expiration |  ities(Instr.3&4) | ivitive| ivitive| of Deriv-|  Indir-|
  (Instr.3)  | Price of |  (Month/ |(Instr.8)| Acquired(A)|  Date (Month|                   |Security| Secur- | Security:|  ect   |
             |Derivative| Day/Year)|         | or Disposed|  Day/Year)  |                   |(Instr5)|  ities | Direct(D)|  Bene- |
             | Security |          |         |of (D)(Instr|-------------|-------------------|        |   bene-| or Indir-|  ficial|
             |          |          |         | 3,4 & 5)   |Date   |Expir|  Title  |Amount or|        |ficially| ect (I)  |  Owner-|
             |          |          |----------------------|Exer-  |ation|         |Number of|        |owned at|(Instr 4) |  ship  |
             |          |          |Code | V |  (A) | (D) |cisable| Date|         |  Shares |        |End of  |          |(Instr4)|
             |          |          |     |   |      |     |       |     |         |         |        |Month   |          |        |
             |          |          |     |   |      |     |       |     |         |         |        |        |          |        |
-------------|----------|----------|-----|---|------|-----|-------|-----|---------|---------|--------|(Instr4)|----------|------- |
Warrant Pre- |          |          |     |   |      |     |       |     |         |         |        |        |          |        |
-------------|----------|----------|-----|---|------|-----|-------|-----|---------|---------|--------|--------|----------|------- |
viously Reported                                                         Com. Stk                     72,250       D        N/A
-------------|----------|----------|-----|---|------|-----|-------|-----|---------|---------|--------|--------|----------|------- |
Warrant      | $0.125   | 04-01-99 |  A  |   |10,000|     |       |12/04|Com. Stk | 10,000  |        |10,000  |    D     |  N/A   |
-------------|----------|----------|-----|---|------|-----|-------|-----|---------|---------|--------|--------|----------|------- |
Warrant      | $0.1429  | 05-18-99 |  A  |   |10,000|     |       |12/04|Com. Stk | 10,000  |        |10,000  |    D     |  N/A   |
-------------|----------|----------|-----|---|------|-----|-------|-----|---------|---------|--------|--------|----------|------- |



Explanation of Responses:



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Norman A. Grant                          June 17, 1999
------------------------------------         ----------------------
**Signature of Reporting Person              Date